Consolidated Statement of financial condition

William Blair & Company, L.L.C.
December 31, 2016

With Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-02698

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 West Adams St
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jon Zindel 312-364-8998
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

155 N. Wacker Dr.	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:



- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.





FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jon Zindel _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
William Blair & Company, L.L.C. _____ , as
of December 31 _____ , 20 16 ____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____



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"OFFICIAL SEAL"
KATHERINE L. BERGER
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 02/10/2018
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_____
Signature

Chief Financial Officer
_____
Title

Katherine L. Berger
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

William Blair & Company, L.L.C.

Consolidated Statement of Financial Condition

Year Ended December 31, 2016

Contents



Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Report of Independent Registered Public Accounting Firm

The Member
William Blair & Company, L.L.C.

We have audited the accompanying consolidated statement of financial condition of William Blair & Company, L.L.C. (the Company) as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of William Blair & Company, L.L.C. at December 31, 2016, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 28, 2017

William Blair & Company, L.L.C.

Consolidated Statement of Financial Condition

December 31, 2016

Assets

Cash and cash equivalents		$ 183,624,889
Cash segregated under federal regulations and restricted cash		2,678,388
Collateralized agreements:		
Securities borrowed	$ 28,450,080	
Securities purchased under agreements to resell	8,259,000	
		36,709,080
Receivables:		
Customers, net	27,432,615	
Brokers, dealers, and clearing organizations	24,440,352	
Other	24,346,471	
		76,219,438
Deposits with clearing organizations		9,958,034
Trading securities owned, at fair value		87,393,123
Firm-owned investments		16,032,309
Secured demand notes		
(collateral market value of $65,986,876)		47,765,500
Fixed assets, at cost (net of accumulated depreciation		
and amortization of $151,890,131)		33,496,883
Other assets		18,584,310
Total assets		$ 512,461,954

Liabilities and Member's capital

Payable to Member		$ 93,823,225
Payables:		
Affiliate	11,671,622	
Brokers, dealers, and clearing organizations	5,049,462	
Other	31,619,771	
		48,340,855
Securities sold, not yet purchased at fair value		33,819,667
Accrued expenses		110,411,957
		286,395,704
Subordinated borrowings		47,765,500
Member's capital		178,300,750
Total liabilities and Member's capital		$ 512,461,954

See accompanying notes.

Notes to Consolidated Statement of Financial Condition

Year Ended December 31, 2016

1. Organization and Nature of Operations

The consolidated statement of financial condition includes the accounts of William Blair & Company, L.L.C., a Delaware Limited Liability Company and its subsidiaries, William Blair International, Limited (WBIL), and William Blair do Brasil Assessoria Financeria Ltda. (Brazil) (collectively, the Company). William Blair & Company, L.L.C. is a wholly owned subsidiary of WBC Holdings, L.P. (the Member). The Company is based in Chicago and has office locations in 18 cities. All intercompany balances and transactions have been eliminated in consolidation.

The Company is a registered securities broker-dealer under the Securities Exchange Act of 1934, a registered investment advisor under the Investment Advisers Act of 1940, and a member of the Financial Industry Regulatory Authority (FINRA). Its operations are primarily in Chicago, Illinois. WBIL is registered with the UK Financial Conduct Authority (FCA). The Company makes markets in listed and NASDAQ securities and fixed income obligations. In addition, the Company provides investment banking, execution and clearance services, investment advisory, and related services to financial institutions, corporations, governments, individual investors, professional investors, and securities dealers.

In May 2016, the Company began utilizing National Financial Services, LLC (NFS), a subsidiary of Fidelity Global Brokerage Group, Inc., for certain clearing and custody services. Specifically, NFS has become responsible for (i) clearance and settlement of securities transactions; (ii) the custody (or safekeeping), receipt, and delivery of funds and securities; and (iii) preparing and sending transaction confirmations and periodic statements for the wealth management business. The Company remains self-clearing for its institutional business.

2. Significant Accounting Policies

Use of Estimates

The preparation of the consolidated statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its consolidated statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Securities Transactions

Proprietary securities transactions in regular way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses reported on a trade-date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the consolidated statement of financial condition.

Revenue Recognition

Fee revenue includes amounts received for investment banking activities, managed account activities, and advisory services. Fees for investment banking activities are recorded when services for the related transactions are rendered and deemed complete. Underwriting fees are recorded net of syndicate expenses. Management fees and sales concessions are recorded on offering date and underwriting fees at the time the fee is reasonably estimable. Managed account and advisory service fees are derived from services provided to institutional and private clients. Fees are based on the contractual agreement, will vary with the type of assets managed, and are recognized when earned.

Collaborative Arrangements

The Company has a collaborative agreement with Business Development Asia LLC (BDA), an affiliated entity of the Member, to participate in joint operating activities, including investment banking engagements with third parties, investment advisory, M&A advisory, capital raising, financing restructuring, or other services.

Cash and Cash Equivalents

The Company considers highly liquid investments that are purchased with a maturity of three months or less to be cash equivalents. Money market mutual fund investments of $115.0 million are included in cash and cash equivalents and are valued at reported net asset value.

Restricted Cash and Cash Segregated Under Federal Regulations

At December 31, 2016, cash of $1.1 million is segregated under federal regulations for the benefit of customers reserve requirements in accordance with SEC Rule 15c3-3.

As part WBC's lease arrangement for its European offices, the Company is required to maintain a restricted cash account with a financial institution. As of December 31, 2016, the balance in the restricted cash account is $1.5 million.

2. Significant Accounting Policies (continued)

Receivables From Customers

Included in receivables from customers are $13.7 million of receivables related to unsettled securities purchases made by cash on deliver accounts and $13.3 million of receivables for Investment Banking and Investment Advisory fees.

Other Assets

Other assets include prepaid expenses and partnership owned key person life insurance with an aggregate cash surrender value of $10.0 million as of December 31, 2016.

Fair Value Measurements

Financial instruments are generally recorded at fair value. The Company uses third-party sources combined with internal pricing procedures to determine fair value for all equity and debt securities. The fair value of domestic equity securities and options is the market price obtained from a national securities exchanges or the sale price in the over-the-counter markets or, if applicable, the official closing price or, in the absence of a sale on the date of valuation, at the latest bid price.

Long-term, fixed-income securities are valued based on market quotations by independent pricing services that use prices provided by market makers or matrices that produce estimates of fair market values obtained from yield data relating to instruments or securities with similar characteristics or future contractual sale transactions.

Firm-owned investments primarily include equity and other funds that are valued at the underlying funds reported net asset value on the date of valuation. Firm-owned investments may also include securities for which a market price is not available, or the value of which is affected by a significant valuation event. Fair value for these investments is determined in good faith by management.

Financial instruments, such as repurchase agreements, have short-term maturities (one year or less), are repriced frequently or bear market interest rates and, accordingly, are carried at contractual amounts approximating fair value.

The carrying amount of secured demand notes and subordinated borrowings closely approximates fair value based upon market rates of interest available to the Company at December 31, 2016.

2. Significant Accounting Policies (continued)

Collateralized Securities Transactions

Transactions involving securities purchased under agreements to resell (reverse repurchase agreements) are accounted for as collateralized financings and are recorded at the amount of the contract plus accrued interest, which approximates fair value (categorized as Level 2 of the fair value hierarchy). The Company's policy is to obtain possession of the reverse repurchase agreements collateral and to monitor the value daily. At December 31, 2016, the Company had $8.3 million in reverse repurchase agreements collateralized by $8.6 million of U.S. Treasury Securities, respectively. The Company's reverse repurchase agreements generally have a maturity of one day.

Securities borrowed, collateralized by cash, are treated as collateralized financing transactions and are recorded at the amount of cash collateral advanced. The Company monitors the market value of securities borrowed on a daily basis, with collateral refunded or collected as necessary. Counterparties are principally other brokers and dealers and financial institutions. As of December 31, 2016, the Company has received securities with a market value of $27.7 million related to the $28.5 million of securities borrowed transactions. These securities have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under proprietary accounts. The Company has the right to sell or re-pledge securities it receives under its securities borrowed transactions.

Fixed Assets

Fixed assets consist of office furnishings, equipment, software, and leasehold improvements.

Foreign Currency Translation

The Company revalues assets and liabilities denominated in non-U.S. currencies into U.S. dollars using applicable exchange rates at the end of each month.

2. Significant Accounting Policies (continued)

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP. The new standard introduces a five-step process to be followed in determining the amount and timing of revenue recognition. It also provides guidance on accounting for costs incurred to obtain or fulfill contracts with customers, and establishes disclosure requirements, which are more extensive than those required under existing U.S. GAAP. The FASB has issued the following amendments to ASU 2014-09 from August 2015 through December 2016:

- ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date
- ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Consideration (Reporting Revenue Gross versus Net)
- ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing
- ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients
- ASU 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers Such amendments provide supplemental and clarifying guidance, as well as amend the effective date of the new standard

ASU 2014-09, as amended, is effective for the Company in the first quarter of 2018, with early adoption permitted in the first quarter of 2017.

In 2016, the Company began analysis of this new guidance. Such analysis includes assessment of the impact of the new guidance on our consolidated statement of financial condition and related disclosures, as well as related impacts on processes, accounting systems, and internal controls. Our analysis and evaluation of the new standard will continue through the effective date in the first quarter of 2018. A significant amount of work remains due to the complexity of revenue recognition within our industry and the volume of our contracts which must be examined. We must quantify all impacts of this new guidance, including the topics discussed above, which may impact our consolidated statement of financial condition and related disclosures. We must also implement any necessary changes/modifications to processes, accounting systems, and internal controls.

Notes to Consolidated Statement of Financial Condition (continued)

2. Significant Accounting Policies (continued)

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-02 "Leases (Topic 842)." The objective of the new lease guidance results in a more faithful representation of the rights and obligations arising from leases. It requires lessees to recognize the lease assets and lease liabilities that arise from leases in the statement of financial condition and to disclose qualitative and quantitative information about lease transactions, such as information about variable lease payments and options to renew and terminate leases. The new guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years for public companies. The Company is currently assessing the impact of adoption of ASU 2016-02.

3. Income Taxes

The Company and the Member are pass-through entities for federal and state income tax purposes, except for the activities of the Shanghai office. WBIL is subject to UK income taxes. Foreign income taxes paid are allocated to the partners of the Member and are available as foreign tax credits.

Management has analyzed the Company's uncertain tax positions with respect to all applicable income tax issues for all open tax years and concluded that no provision for uncertain tax positions is needed.

The Company believes that it is no longer subject to any U.S. federal or state income tax examination for the years prior to 2010 and any UK tax examinations for the years prior to 2010.

4. Deposits with Clearing Organizations

At December 31, 2016, cash of $10.0 million was pledged as collateral to secure deposit requirements at various clearing corporations.

5. Fair Value of Financial Instruments

ASC Topic 820-10, Fair Value Measurement, establishes a fair value hierarchy that prioritizes inputs used in determining the fair value of financial instruments. The degree of judgment utilized in measuring fair value generally correlates to the level of pricing observability. Fair value is the price that would be received to sell an asset or paid to transfer a liability in the principal market, or in the absence of a principal market, the most advantageous market. Financial instruments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. These inputs are summarized in the three broad levels below:

> Level 1: Valuations are based on quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of assets and liabilities that are categorized by the Company as Level 1 generally include money market mutual funds, mutual funds, and exchange-traded equity securities.

> Level 2: Valuations are based on quoted prices for identical or similar instruments in less than active markets and valuation techniques for which significant assumptions are observable, either directly or indirectly. The types of assets and liabilities that are categorized by the Company as Level 2 generally include non-exchange-traded equities, U.S. government and government agency securities, and most state, municipal, and corporate obligations.

> Level 3: Valuations are based on valuation techniques whereby significant assumptions and inputs are unobservable and reflect the Company's best estimate of assumptions it believes market participants would use in pricing the asset or liability. The types of assets and liabilities that are categorized by the Company as Level 3 would generally include certain restricted securities and securities with inactive markets.

The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The Company assesses its financial instruments on a semiannual basis to determine the appropriate classification within the fair value hierarchy, as defined by ASC Topic 820. Transfers between fair value classifications occur when there are changes in pricing observability levels. Transfers of financial instruments among levels are deemed to occur at the beginning of the period.

Notes to Consolidated Statement of Financial Condition (continued)

5. Fair Value of Financial Instruments (continued)

The following table represents the fair value of financial instruments shown by level as of December 31, 2016 (in millions):

	Level 1	Level 2	Level 3	Total
Assets				
Cash equivalents	$ 115.0	$ -	$ -	$ 115.0
Trading securities:				
Corporate debt		28.5		28.5
State and municipal obligations		37.0		37.0
U.S. government and government agencies		8.7		8.7
Equity securities	12.4	0.8		13.2
Firm-owned investments	14.8		1.2	16.0
Total assets	$ 142.2	$ 75.0	$ 1.2	$ 218.4
Liabilities				
Securities sold, not yet purchased:				
Equity securities	$ 2.7	$ -	$ -	$ 2.7
Corporate debt		19.8		19.8
U.S. government		11.3		11.3
Total liabilities	$ 2.7	$ 31.1	$ -	$ 33.8

The following table represents the Level 3 roll forward as of December 31, 2016 (in millions):

	Equity	Corporate Debt	Investments	State & Municipal Obligations
Balance December 31, 2015	$ -	$ -	$1.2	$ -
Purchases (Sales)				
Transfers in				
Realized Gains				
Unrealized Gains				
Balance December 31, 2016	$ -	$ -	$1.2	$ -

There were no transfers between the Company's Level 1, Level 2, and Level 3 classified instruments.

6. Other Receivables

Included in other receivables are mutual fund fees, reimbursable expenses and loans made to employees. Employee loans are forgiven based on continued employment and are amortized using the straight-line method. The remaining term of the loans are generally between 3 and 8 years. Other receivables include the following (in millions):

Forgivable Loans	$ 9.6
Reimbursable Expenses	5.9
Fee Receivable	2.1
Other	6.7
Total	$ 24.3

7. Secured Demand Notes and Subordinated Borrowings

At December 31, 2016, the Company had subordinated borrowings of $47.8 million. Subordinated borrowings represent notes payable to current or former partners of the Member. The partners contributed secured demand notes payable of $47.8 million to the Company at the time of the issuance of the subordinated borrowings. These secured demand notes are collateralized by cash of $24.8 million included in payable to Member on the consolidated statement of financial condition, and securities with a fair value of $41.2 million and are available in computing net capital. At December 31, 2016, the Company paid an interest rate of 4.0% on its subordinated borrowings. The secured demand note agreements carry a two-year term. Collateral is returned to the lender after FINRA approves the termination or prepayment of the note.

8. Fixed Assets

The following is a summary of fixed assets as of December 31, 2016:

Furniture and equipment	$ 81,111,695
Leasehold improvements	61,918,188
Software	42,357,131
	185,387,014
Less accumulated depreciation and amortization	(151,890,131)
	$ 33,496,883

9. Offsetting

Substantially all of the Company's derivative financial instruments, reverse repurchase agreements, and securities borrowing activity are transacted under master agreements that may allow for net settlement in the ordinary course of business, as well as offsetting of all contracts with a given counterparty in the event of default by one of the parties. However, the Company does not transact in repurchase agreements or securities lending and therefore has no amounts with a potential right of offset in the event of default. There were no open derivative contracts as of December 31, 2016.

(in millions) Description	Gross amounts of recognized assets	Gross liabilities offset in the Statement of Financial Condition	Net Amounts of assets presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition		Net Amount
				Securities Collateral	Cash Collateral Received	
Securities Borrowed	$ 28.5	$ -	$ 28.5	$ (27.7)	$ -	$ 0.8
Reverse Repurchase Agreements	8.3		8.3	(8.3)	-	-
	$ 36.8	$ -	$ 36.8	$ (36.0)	$ -	$ 0.8

10. Commitments and Contingent Liabilities

The contract amounts of open contractual commitments of fixed income securities reflect the Company's extent of involvement in a delayed delivery and do not represent the risk of loss due to counterparty nonperformance. Settlement of these transactions is not expected to have a material effect upon the Company's consolidated financial position or results of operations.

At December 31, 2016, the Company had the following open contractual commitments:

	2016
	(In Millions)
Commitments to purchase	$18.3
Commitments to sell	19.6

10. Commitments and Contingent Liabilities (continued)

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2016, and were subsequently settled had no material effect on the consolidated statement of financial condition at that date.

In 2013, the SEC conducted a limited scope examination of a number of mutual fund sponsors, including William Blair & Company, regarding distribution and servicing of mutual fund shares through intermediaries. In November 2014, the SEC informed William Blair that it had opened a non-public investigation with respect to certain administrative fees paid by a subset of the William Blair Mutual Funds. The investigation relates only to administrative fees paid on N and I shares and a limited number of payment errors to certain intermediaries. The investigation does not relate to our investment management activities. In December 2015, the SEC staff sent William Blair & Company a notification that staff intended to recommend an enforcement action to the SEC Commissioners (Wells Notice), and the firm submitted a response. The firm continues to discuss the developments with the SEC staff.

The Company is party to other lawsuits, regulatory inquiries, and proceedings incidental to its securities investment and underwriting business. In the opinion of management, after consultation with outside legal counsel, the ultimate resolution of such litigation will not have a material adverse effect on the Company's consolidated financial position or results of operations. The Company recognizes liabilities for such contingencies when management determines that a loss is probable and reasonably estimable.

The Company's lease agreements covering office space and certain office equipment require annual lease payments through the year 2032. Included in the future minimum lease payments is a new lease, executed by the Member, with lease payments commencing in 2017 which will be allocated to the Company based on estimated usage. Future minimum annual lease payments required of the Company at December 31, 2016, are as follows:

Year	Lease Payments
	(In Millions)
2017	$ 7.7
2018	6.0
2019	12.4
2020	12.0
2021	11.6
2022–2032	132.8
Total minimum lease payments	$ 182.5

10. Commitments and Contingent Liabilities (continued)

As of December 31, 2016, the Company was contingently liable in the amount of $287,908 under a letter-of-credit agreement issued in connection with the Company's leasehold improvement obligations.

Guarantees

Pursuant to the Company's clearing agreement with NFS, the Company indemnifies NFS against certain claims, damages, losses, judgments, costs and expenses. The Company does not expect losses under this indemnification to be material to the Company's financial condition.

The Company applies the provisions of the FASB ASC Topic 360, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company provides guarantees to securities clearinghouses. These guarantees are generally required under the standard membership and licensing agreements such that members are required to guarantee the performance of other members. To mitigate these performance risks, the clearinghouses often require members to post collateral (see Note 4). The Company's liability under such guarantees is not quantifiable and could exceed the collateral amounts posted; however, the potential for the Company to be required to make payments under such guarantees is deemed remote. Accordingly, no liability has been recorded.

11. Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company's activities involve the clearance, execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or counterparty is unable to fulfill its contracted obligations, and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Contractual commitments and futures contracts provide for the delayed delivery of securities with the seller agreeing to make delivery at a specified future date and price or yield. Risk arises from the potential inability of counterparties to perform under the terms of the contracts and from changes in market value. Securities sold, not yet purchased consist primarily of equity and corporate debt securities and U.S. government securities and are valued at fair value. Securities sold, not yet purchased obligate the Company to purchase the securities at a future date at then-prevailing prices, which may differ from the fair values reflected in the consolidated statement of financial condition. Accordingly, these transactions result in off-balance sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the consolidated statement of financial condition.

12. Short-Term Borrowings

The Company, when necessary, utilizes intra-day financing to facilitate certain underwriting and advisory transactions. At December 31, 2016, there were no short-term borrowings outstanding.

13. Variable Interest Entities

The Company is required to consolidate all Variable Interest Entities (VIE) for which it is considered to be the primary beneficiary. The determination as to whether the Company is considered to be the primary beneficiary is based on whether the Company has both the power to direct the activities of the VIE that most significantly impact the entity's economic performance and the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. The Company has not consolidated any VIE's and substantially all assets related to such entities are included in firm owned investments. Furthermore, the Company has not provided financial or other support to these VIEs that it was not previously contractually required to provide as of December 31, 2016.

14. Related-Party Transactions

Included in firm-owned investments is $14.8 million of investments, with an unrealized gain of $1.2 million, in the Funds and various unregistered affiliated investment companies.

The payable to the Member incurs interest based on LIBOR, and is primarily comprised of cash of the Member held by the Company. The Member is entitled to deposit additional funds or withdraw funds at any time. Periodically during the year, the Company makes distributions of net income to the Member.

15. Retirement Plans

The Company sponsors a qualified profit-sharing plan that covers substantially all U.S. employees and partners of the Member who meet certain eligibility requirements. The annual Company contribution to the plan is discretionary. For the year ended December 31, 2016, the Company's contribution to the plan on behalf of eligible employees totaled $9.2 million.

15. Retirement Plans (continued)

The Member sponsors a noncontributory, defined-benefit cash balance pension plan (the Plan) that covers all eligible partners of the Member. Benefits are based on the value of the participants' Cash Balance Account. The Cash Balance Account consists of the accumulated value of all Cash Balance Credits and Interest Credits provided under the terms of the Plan. Cash Balance Credits are based on a participant's age and ownership units. The funding policy for the Plan is to contribute amounts sufficient to meet the minimum funding requirement of the Employee Retirement Income Security Act of 1974 plus any additional amount that the Member may determine to be appropriate. As the partners of the Member are also engaged in the business of the Company, the Plan amounts are included in the consolidated statement of financial condition of the Company. The Company has recognized the Plan activity in accordance with FASB ASC Topic 715, *Compensation – Retirement Benefits.*

The net funded status of the Plan at December 31, 2016 was $212,812.

Changes in projected benefit obligation (PBO) and Plan assets for the year ended December 31, 2016 were as follows (in millions):

PBO changes

PBO, beginning of year	$	48.6
Service cost		10.6
Interest cost		1.9
Benefit payments		(1.0)
Actuarial gains		(5.3)
PBO, end of year	$	54.8

Plan asset changes

Fair value, beginning of year	$	43.3
Actual return on assets		2.7
Benefit payments		(1.0)
Employer contributions		10.0
Fair value, end of year	$	55.0

The assumptions used to determine the PBO and the pension cost as of December 31, 2016 were (1) discount rate (PBO): 3.75%; (2) discount rate (pension cost): 4.00%; (3) expected return on assets: 4.85% and (4) measurement date: December 31, 2016. The accumulated benefit obligation and PBO reflect the total present value of each participant's Cash Balance Account.

15. Retirement Plans (continued)

The Member contributed $10.0 million to the plan during the fiscal year ended December 31, 2016. The Member expects to contribute $2.7 million to the Plan in 2017. The investment objectives of the Plan are to achieve a long-term rate of return that will permit the Plan to meet its expected liabilities of beneficiaries and administrative expenses, without subjecting the Plan to large investment losses that could erode the Plan's ability to meet its long-term financial commitments. Risk tolerance and investment strategy for the Plan are measured within the context of overall portfolio diversification and its impact on total Plan assets. The asset allocation model for the Plan assumes a range of 50% to 70% for equity, 20% to 45% for debt securities, and 0% to 10% for cash equivalents. As of December 31, 2016, the Plan assets invested in mutual funds are composed of 50% equity securities, 5% alternatives, and 45% debt securities, respectively. All of the mutual funds are considered Level 1 financial instruments in the fair value hierarchy. Plan assets include $35.7 million held in affiliated mutual funds.

The following benefits payments are expected to be paid:

Year	Benefit Payments
2017	1,428,731
2018	732,812
2019	3,650,768
2020	5,224,244
2021	2,200,800
2022–2025	30,767,389

16. Net Capital Requirements

The Company is subject to the net capital rules of the SEC and FINRA. The Company computes its net capital requirement under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of $1.0 million or 2% of aggregate debit items, as defined. At December 31, 2016 the Company had net capital of $163.2 million and required net capital of $1.0 million. The Company's ratio of net capital to aggregate debit items was 1114%.

Prepayment of subordinated borrowings and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and the rules of certain other regulatory bodies.

16. Net Capital Requirements (continued)

The assets of $61.0 million and the capital of $40.4 million of WBIL are included in the consolidated computation of the Company's net capital because the assets of the subsidiary are readily available for the protection of the Company's customers, broker-dealers, and other creditors as permitted by Rule 15c3-1. At December 31, 2016, WBIL had net capital of $34.5 million, required net capital of $300,000 and excess net capital of $34.2 million under Rule 15c3-1. The allowable credit in the Company's computation of net capital was limited to $8.7 million due to higher capital requirements imposed by another regulatory agency. The capital of Brazil is not included in the computation.

17. Subsequent Events

The Company evaluated subsequent events through February 28, 2017, the date on which the consolidated statement of financial condition was available to be issued.

At the date in which subsequent events were evaluated through, one capital withdrawal totaling $45.7 million, related to 2016 business operations and results, was made by the Member.

William Blair & Company, LLC's Compliance Report

William Blair & Company, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5 "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. §240.17a-5(d)(1) and(3), the Company states as follows:

1. The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.

2. The Company's Internal Control Over Compliance was effective from January 1, 2016 through December 31, 2016;

3. The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2016;

4. The Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year dated December 31, 2016; and

5. The information the Company used to state that the Company was incompliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the company.



William Blair

I, Jon Zindel, swear (or affirm) that, to my best knowledge and belief, this Compliance Report is true and correct.



Ernst & Young LLP
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Chicago, IL 60606-1787

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Fax: +1 312 879 4000
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Report of Independent Registered Public Accounting Firm

The Member
William Blair & Company, L.L.C.

We have examined the statements of William Blair & Company, L.L.C. (the Company), included in the accompanying William Blair & Company, L.L.C.'s Compliance Report, that the:

(1) Company's internal control over compliance was effective during the most recent fiscal year ended December 31, 2016

(2) Company's internal control over compliance was effective as of December 31, 2016.

(3) Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2016.

(4) Information used to state that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records.

The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. §240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or Rule 2340 of FINRA that requires account statements to be sent to the customers of the Company will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2016; the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2016; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2016 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, the Company's statements referred to above are fairly stated, in all material respects.

This report is intended solely for the information and use of The Member, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 28, 2017

This report is deemed **CONFIDENTIAL** in accordance with Rule 17a-5(e)(3)